Exhibit 99.1

Notice of Change of Auditor

Pursuant to National Instrument 51-102 (Part 4.11)

TO:	KPMG LLP

AND TO:	Grant Thornton LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

In accordance with National Instrument 51-102, please be advised as follows:

1.	Effective January 6, 2022 (the “Effective Date”), Skeena Resources Limited (the “Company”) appointed KPMG LLP (the “Successor Auditor”), as auditor of the Company in the place of Grant Thornton LLP (the “Former Auditor”), who have resigned as auditor of the Company at the request of the Company.
2.	The termination of the Former Auditor and the proposed appointment of KPMG LLP as the Successor Auditor was considered and approved by the Audit Committee and the Board of Directors of the Company.
3.	There were no reservations in the Former Auditor’s Reports on the Company’s consolidated financial statements for the two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the Effective Date.
4.	In the opinion of the Company, there were no “Reportable Events,” as defined in National Instrument 51-102 (Part 4.11) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.
5.	The contents of this Notice of Change of Auditor have been reviewed and approved by the Board of Directors.

Dated this 11th day of January, 2022

On behalf of Skeena Resources Limited:

“Andrew MacRitchie”
Andrew MacRitchie, CPA, CA
Chief Financial Officer